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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                      COMMISSION FILE NUMBER:  000-21559

                          CUSIP NUMBER:  92675K 10 6

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
             [_] Form N-SAR

      For the Period Ended: Quarter ended June 28, 1998
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      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
      For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A


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PART I  REGISTRANT INFORMATION

Viisage Technology, Inc.
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Full Name of Registrant


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Former Name of Registrant

30 Porter Road
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Address of Principal Executive Office (Street and Number)

Littleton,  Massachusetts 01460
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City, State and Zip Code

PART II  RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c) The accountant's statement or other exhibit required by Rule 12-25(c)
         has been attached if applicable.
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PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of restructuring all of its long-term bank debt
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and is awaiting the binding commitment letter from its lender to finalize Form
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10-Q disclosures and balance sheet classifications. The Registrant expects to
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receive the binding commitment letter within the 5 day extension period and
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therefore is requesting an extension of time to file so that this information
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can be reflected in the Registrant's Form 10-Q for the quarter ended June 28,
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1998.
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PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  William A. Marshall, Chief Financial Officer      (978)        952-2212
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                   (Name)                        (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                   [X]  Yes   [_]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                             [X]  Yes   [_]  No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has issued a second quarter press release that discloses
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financial results for the quarter and six months ended June 28, 1998. For the
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six-month period, revenues decreased to $7.6 million from $15.7 for the
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comparable period in the prior year and net income (loss) decreased to a net
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loss of $2.1 million from net income of $1.3 million for the comparable period
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in the prior year. For the quarter, revenues decreased to $3.0 million from $8.5
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million for the comparable period in the prior year and net income (loss)
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decreased to a net loss of $1.6 million from net income of $690,000 for the
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comparable period in the prior year.
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                           Viisage Technology, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    August 13, 1998                    By /s/   William A. Marshall
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                                              William A. Marshall
                                              Chief Financial Officer